October 4, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re:    Zuora, Inc.
Form 10-K for Fiscal Period Ended January 31, 2019
Filed April 18, 2019
Form 10-Q for the Quarterly Period Ended April 30, 2019
Filed June 11, 2019
File No. 001-38451

Ladies and Gentlemen:

We are submitting this letter on behalf of Zuora, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on September 9, 2019 that relate to the Company’s Form 10-K for the fiscal period ended January 31, 2019, filed with the Commission on April 18, 2019, and the Company’s Form 10-Q for the quarterly period ended April 30, 2019, filed with the Commission on June 11, 2019 (File No. 001‑34511). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for Fiscal Period Ended January 31, 2019

Risk Factors
Provisions in our charter documents and under Delaware law..., page 34

1.
Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce

United States Securities and Exchange Commission
Division of Corporation Finance
October 4, 2019

such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
Response:
The Company advises the Staff that it has included disclosure in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2019 filed with the Commission on September 16, 2019 (the "Q2FY20 Form 10-Q"), and intends to continue to do so in future periodic reports, that clarifies that the forum selection provision does not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, including that the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Financial Metrics, page 41

2.
You discuss calculated billings and billings growth in your earnings call and provide long term guidance for billings growth. You also provide a measure called Growth Efficiency Index and discuss a goal of maintaining or improving this index over time. Please tell us whether billings, billings growth or Growth Efficiency Index are metrics used in managing your business and if so, include a quantified discussion of these metrics for each period presented in future filings. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:
The Company advises the Staff that it has included disclosures in its Q2FY20 Form 10-Q regarding its Growth Efficiency Index and intends to continue to do so in future periodic reports so long as the Company continues to use the metric in managing its business.

The Company further advises the Staff that it does not currently use billings or billings growth in managing its business. The Company's billings tend to fluctuate significantly between quarters based on a variety of factors, including customer renewal dates, which can be affected by upsells and other contract changes, and the mix of payment terms, as the Company’s customers pay either monthly, quarterly, bi-annually or annually. The Company believes that the variation in renewal dates and payment schedules make billings an unreliable measure for managing its business. The Company advises the Staff that it discusses billings and billings growth during its earnings calls because these metrics are frequently the subject of questions by financial analysts covering software-as-a-service ("SaaS") companies. The Company has also indicated in its earnings calls that subscription billings on a trailing 12-months basis will correlate to the Company's long-term subscription revenue growth rate over time, which the Company believes is a more reliable measure that it uses to manage its business and assess its financial performance. Therefore, the Company does not intend to disclose billings or billings growth in its future periodic filings with the Commission.

United States Securities and Exchange Commission
Division of Corporation Finance
October 4, 2019

Results of Operations
Fiscal Years Ended January 31, 2019 and 2018
Revenue, page 45

3.
You disclose that the increase in subscription revenue is due to the addition of new customers and continued expansion in usage by, and sales of additional products to existing customers as well as a full year of revenue from the Leeyo acquisition. Please revise to provide an indication of the magnitude of each factor impacting revenue growth in quantified terms in a manner similar to disclosure provided on page 48. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. We refer also to your response to comment 7 in your January 31, 2018 letter.

Response:
The Company advises the Staff that it has quantified the magnitude of each factor impacting its revenue growth in its Q2FY20 Form 10-Q and intends to continue to do so in future periodic reports with respect to its quarterly periods. The Company uses two key metrics to assess the magnitude of revenue growth driven by new and existing customers in a given period. Dollar-based retention measures the Company's ability to retain and expand revenue from its customer base over time by measuring the annual contract value ("ACV") growth contributed by existing customers over the prior twelve-month period, which approximates the Company's revenue growth over the same period. The increase in the number of customers with ACV equal to or greater than $100,000 reflects the Company's ability to grow its base of new and existing large organization customers. The Company has disclosed both metrics in its discussion of its results of operations for the three- and six-month periods beginning with the Company’s Q2FY20 Form 10-Q.

In addition to the two metrics described above, the Company also disclosed the quantification of revenue derived from new customers as a percentage of total subscription revenue growth for the three-month period ended July 31, 2019 in its Q2FY20 Form 10-Q. This percentage is calculated by dividing subscription revenue recognized during the three-month period ended July 31, 2019 from new customers acquired between August 1, 2018 and July 31, 2019 (numerator) by subscription revenue recognized during the three-month period ended July 31, 2019 less subscription revenue recognized for the three-month period ended July 31, 2018 (denominator).

However, the Company intends to disclose this information only for quarterly periods because the Company believes that disclosure of this percentage for longer periods would be misleading to investors. A year-to-date percentage for a period greater than three months is not comparable to the quarterly percentage as the periods prior to the current quarterly period do not contain any subscription revenue for new customers acquired in the current quarterly period. For example, a customer contract signed on May 1st (the beginning of the Company's second quarter) will contribute a full quarter of revenue in the three-month period calculation for the second quarter, but no additional revenue from the customer is added when the six-month period is calculated. Therefore, the numerator for the six-month period remains unchanged, while the denominator increases reflecting revenue growth from new and existing customers year-over-year. This effect is illustrated in the example below.

United States Securities and Exchange Commission
Division of Corporation Finance
October 4, 2019

Example:

Assumptions (20% growth rate):

Total Revenue
May 1, 2018 - July 31, 2018	$1,000,000
February 1, 2018 - July 31, 2018	$2,000,000
May 1, 2019 - July 31, 2019	$1,200,000
February 1, 2019 - July 31, 2019	$2,400,000

If Zuora recognized $30,000 of subscription revenue in the three-month period ended July 31, 2019 from new customers acquired during the period of May 1, 2019 to July 31, 2019, the calculation of the percentage of revenue from such new customers for the periods ended July 31, 2019 would be as follows:

•	Three-month period ended July 31, 2019: $30,000 divided by $200,000 ($1,200,000 less $1,000,000) = 15%

•	Six-month period ended July 31, 2019: $30,000 divided by $400,000 ($2,400,000 less $2,000,000) = 7.5%

As illustrated in the example above, the Company believes the percentage of revenue from new customers is misleading for the six-month period as it indicates that the percentage of revenue from new customers decreased by 50% compared to the current quarterly period even though the number of new customers in the example did not change. Therefore, the Company only intends to quantify its explanation of the increase in revenue from new customers for the current quarterly periods in its future periodic filings. For any year-to-date period longer than three months, the Company intends to explain the increase using its key metrics including dollar-based retention and growth of customers with ACV over $100,000 as presented in the Q2FY20 Form 10-Q.

Form 10-Q for the Quarterly Period Ended April 30, 2019

Note 2. Summary of Significant Accounting Policies and Recent Accounting Pronouncements Revenue Recognition, page 7

4.
Please tell us how you determined that ratable recognition over the term of the contract for your Zuora Billing arrangements best depicts your progress to complete satisfaction of the performance obligation(s). Also, tell us how you account for any additional volume block purchases made during the subscription term. Tell us how often customers exceed the volume level purchased in the initial subscription and whether such frequency factored into your ratable revenue recognition for these arrangements. Also, tell us how material the additional volume block purchases have been to revenue for each period presented.

Response:

The Company sells a SaaS billing solution that allows its customers to bill up to a fixed transaction volume. The Company's customers purchase the right to use up to the specified volume threshold during the year, but the amount used is irrelevant, so long as the volume block threshold is not exceeded. Although this fee is based on the expected number or dollar value of transactions, the volume block threshold in the package is selected and fixed at the outset of the contract for a specific time period and does not change based on the actual amount of volume used. For example, if a customer purchases

United States Securities and Exchange Commission
Division of Corporation Finance
October 4, 2019

$100 million in transaction volume, but only uses $50 million, the usage is irrelevant to the fee that the Company receives from the customer for the term. Accordingly, the Company believes that its SaaS billing solution constitutes a single performance obligation.

The Company is obligated to provide a stand ready service to the customer during the entire term, regardless of when, or if, the customer chooses to use it and the Company's efforts do not vary significantly based on the customer’s billing volume. Further, there are various other benefits that a customer can obtain through access to the solution outside of billing volume only. As a result, the performance obligation is satisfied over time and not based on the volume of transactions processed.

If a customer wishes to purchase volume in addition to the volume level in the initial subscription, the customer has an option to either: (1) purchase an additional volume block during the contract term which would be co-terminus with the initial subscription, (2) renew with a higher volume threshold, or (3) incur overage charges if it has exceeded its initial volume level.
The Company concluded that additional volume block purchases should be analyzed under the contract modification guidance under ASC 606-10 25-10 to 25-13, and therefore, the Company primarily accounts for the modifications as either (1) a separate contract, or (2) a termination of the existing contract and subsequent creation of a new contract. An example of a separate contract is when the additional volume block is sold at standalone selling price. When the additional volume block is sold outside the standalone selling price, the Company considers it a termination of the existing contract and the creation of a new contract.  The Company views the subscription service to be fixed at the onset of the contract and the obligation satisfied over time, and therefore recognizes the revenue for the subscription service ratably over the remaining period of the contract term.
Early renewals of contracts are considered a termination of the original contract and a subsequent creation of a new contract. Revenues for early renewals are recognized prospectively over the period of the renewal contract.

In the event the customer goes over their initial volume threshold but elects not to purchase an additional volume block or renew with a higher volume threshold, the customer will incur overage fees pursuant to their underlying contract, which stipulates the rate at which the customer purchases additional volume if they were to exceed their purchased volume block threshold. To date, overage fees have been immaterial as a percentage of our revenue. For additional context, the Company has provided the Staff with supplemental information regarding overage fees charged during the five quarters ended April 30, 2019 under a separate cover.

The Company only recognized approximately one percent of its total revenue in the three months ended April 30, 2019, and less than one percent of its total revenue in the three months ended April 30, 2018, from additional volume blocks purchased during the subscription term. The Company does not deem the amounts to be material to its revenues in either period.
* * *

United States Securities and Exchange Commission
Division of Corporation Finance
October 4, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613.
Sincerely,

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur

cc:

Tien Tzuo, Chairman of the Board of Directors and Chief Executive Officer
Tyler R. Sloat, Chief Financial Officer
Jennifer W. Pileggi, Senior Vice President, General Counsel, and Secretary
Zuora, Inc.
Gordon K. Davidson, Esq.
Fenwick & West LLP